Santiago, Chile

April 29, 2010

Mr. Fernando Coloma Correa
Superintendent
Superintendence of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:	MATERIAL FACT

Election of Board of Directors in Regular Shareholders Meeting of LAN Airlines S.A.

Dear Commissioner:

Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of the Superintendence of 1989, please be advised that the Regular Shareholders Meeting (the Meeting) of LAN Airlines S.A. (LAN), held today, April 29, 2010, elected the members of the Board of Directors of LAN, who will hold office for two years.

The following individuals were elected at that Meeting:

1.	Juan Cueto Sierra;
2.	Juan José Cueto Plazo;
3.	José Cox Donoso;
4.	Darío Calderón González;
5.	Carlos Heller Solari;
6.	Ramón Eblen Kadis;
7.	Jorge Alberto Awad Mehech;
8.	Bernardo Fontaine Talavera; and
9.	Juan Gerardo Jofré Miranda

The directors listed in numbers 6, 7, 8 and 9 above were elected as independent directors, pursuant to Article 50-bis of Companies Law 18,046.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

cc:	Santiago Stock Exchange
Valparaíso Brokers Exchange and Securities Exchange
Electronic Exchange of Chile
Risk Rating Commission